TATA

02015483

82-3733

24th January 2002
BJ/SH-L2/

SUPPL

The Stock Exchange
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Bldg., P J Towers
Dalal Street
Mumbai 400 001

Dear Sirs,

We forward herewith for your record the Press Release in connection with the Unaudited Financial Results (Provisional) of the Company for the quarter ended 31st December 2001 sent to the Stock Exchange today.

Yours faithfully,
The Tata Power Co. Ltd.

(B J Shroff)
Company Secretary

Encl.

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

FOR IMMEDIATE RELEASE

Mumbai, Thursday January 24 2002

Tata Power nine-month profits exceed previous full-year performance

Increased generation and enhanced consumer focused initiatives

- Q3 FY02 total revenues increase by 5% to Rs. 930 crore, PAT higher by 6% to Rs. 108 crore

- Total revenues for the nine-month period move up by 10% to Rs. 2951 crore, PAT increases by 37% to Rs. 440 crore

- Q3 FY02 total generation up by 17% to 2895 MUs* from 2470 MUs, 9M FY 2002 total generation rises by 16% to 9035 MUs from 7820 MUs

Tata Power, the largest private sector power utility in India, today announced its unaudited results for Q3 FY 2002 (Oct. – Dec. 2001) and year-to-date (Apr. – Dec. 2001) nine-month period ended 31 December 2001(9M FY 2002).

Commenting on the company's performance, Mr. Adi Engineer, Managing Director, Tata Power said,

"Tata Power has once again proved its ability to record a growth led performance as demonstrated by our results this year-to-date. Our progress is a result of operational improvements and continuous accretion from projects, which were initiated in the past and have now reached operational status. Similarly our growth will be driven by the initiatives we are pursuing at present which will deliver progressive earnings streams in the future."

**MUs: million units*

Highlights – Q3 FY 2002 (Oct.-Dec. 2001) v/s Q3 FY 2001 (Oct.-Dec. 2000)

Financials

- Total revenues increase 5% to Rs. 930 crore from Rs. 887crore
- **Operating profits advance 10%** to Rs. 207 crore from Rs. 188 crore.
- Interest and depreciation cost are higher as a result of new CPP and IPP projects going on stream
- Net Profit before Tax higher by 12% to Rs. 129 crore compared with Rs. 115 crore
- **Net Profit after regular Tax moves up 26%** to Rs. 129 crore from Rs. 102crore
- Net Profit after Tax, including provision for deferred taxation, increases by 6% to Rs. 108 crore from Rs. 102 crore

Operations

- **Total power generation up by 17%** to 2895 MUs compared with 2470 MUs
- Total power sales increases 18% to 2723 MUs from 2316 MUs
- Substantially higher contribution from value-added Captive Power Plant (CPP) and Independent Power Plant (IPP) businesses drives operational growth

Highlights: 9M FY 2002 (Apr. – Dec. 2001) v/s 9M FY 2001 (Apr. – Dec. 2000)

Financials

- Total revenues higher by 10% to Rs. 2951 crore from Rs. 2691 crore
- **Operating profits rises by 23%** to Rs. 695 crore from Rs. 565 crore.
- Net Profit before Tax increases by 24% to Rs. 562 crore compared with Rs. 453 crore
- **Net Profit after regular Tax moves up 54%** to Rs. 497 crore from Rs. 322 crore
- Net Profit after Tax that includes provision for deferred taxation increases by 37% to Rs. 440 crore from Rs. 322 crore
- Other income for 9M FY02 is Rs. 298 crore, includes an exceptional gain of Rs. 88 crore from divestment of equity stake in Tata Liebert and Tata BP Lubricants. Normalised other income for the period is Rs. 210 crore

Operations

- **Total power generation grows 16%** to 9035 MUs compared with 7820 MUs
- Hydro generation increases by 14% to 941 MUs from 829 MUs and thermal power generation moves up by 4% to 6681 MUs from 6442 MUs
- Total power sales higher by 15% to 8498 MUs from 7362 MUs

Business Highlights

Power

Licensee Areas – Mumbai & Greater Mumbai

- **Q3 FY02 sales higher by 6%** to 2294 MUs from 2165 MUs
- 9M FY02 sales increase by 4% to 7116 MUs from 6832 MUs
- Higher sales driven by:
  - Increase in demand in licensee area, most of which now accrues to Tata Power
  - Increase in sales to an enhanced direct customer base developed by the company
- Continues uninterrupted and reliable power supplies to Mumbai – while the situation in other regions in Maharashtra and across the country remains volatile
- **Consumer benefits through improved fuel cost management.** Cost to consumer has been reduced despite ongoing volatility in fuel prices and increase in tax on electricity demonstrating enhanced productivity of operations
- **Enhanced customer service standards** with the introduction of 24x7 modern call centers providing prompt round-the-clock service for Mumbai consumers
- Initiated the installation of internally developed pre-paid electric meters for Mumbai consumers - enabling efficient management of energy requirements

Captive Power Projects (CPP) / Independent Power Projects (IPP)

- Substantial increase in power generation:
  - 441 MUs in Q3 FY02 compared with 158 MUs in Q3 FY01
  - 1413 MUs in 9M FY02 from 549 MUs in corresponding period last year
- Equally significant increase in power sales:
  - 429 MUs in Q3 FY02 compared to 151 MUs in Q3 FY01
  - 1382 MUs in 9M FY02 from 530 MUs in 9M FY01

- Increase in power generation and sales primarily driven by operational commissioning of a 120 MW CPP at Jojobera and a 80 MW IPP at Belgaum
- Second unit of 120MW plant at Jojobera to begin commercial operations in Q4 FY02

Energy

Tata Petrodyne

- **Achieves sales of Rs 29.71 crore and posts a PAT of Rs. 9.43 crore** for 9M FY 2002
- Current projects move as scheduled:
  - Re-development of oil wells in Cauvery basin progresses
  - Development of Lakshmi gas field in Cambay basin continues with commercial production scheduled to commence from July 2002

Telecommunications

- Rapid progress on the Mumbai network:
  - Network expanded to 400km of lit fibre consisting of multiple rings throughout the city
  - Mumbai Metropolitan Area Network (MAN) commissioned using state-of-the-art technologies enhancing infrastructure effectiveness. While energising Mumbai, Tata Power continues to link the city through its Broadband communication network
  - Multiple customer engagements confirmed to carry both voice and data traffic
- National rollout on 'Busy-route highway' achieves rapid progress through multi dimensional approach involving a combination of leasing, swapping, buy-out and establishment of own network. Mumbai – Pune connection already commissioned with live customer traffic

Attached: Financial Results table

For further information please contact:

Rumy Kanga
Senior General Manager
The Tata Power Company Limited
Ph: 022 288 3247
Fax: 022 281 0858
E-mail: rkanga@tpc.co.in

Toll free: 1600 117575
Website: www.tatapower.com

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

Unaudited financial results (Provisional) for the quarter / nine months ended 31st December, 2001

	Particulars	Quarter ended 31.12.2001	Quarter ended 31.12.2000	Nine months ended 31.12.2001	Nine months ended 31.12.2000	Year ended 31.03.2001 (Audited)
		MUs	MUs	MUs	MUs	MUs
1.	Generation	2895	2470	9035	7820	9960
2.	Sales	2723	2316	8498	7362	9324
		Rs. Crores	Rs. Crores	Rs. Crores	Rs. Crores	Rs. Crores
3.	Net Sales/Income from Operations	930	887	2951	2691	3371
4.	Expenditure					
	a) Staff Cost	36	32	104	100	135
	b) Cost of Power Purchased	100	100	299	300	401
	c) Cost of Fuel	426	467	1417	1412	1687
	d) Other expenditure	161	100	436	314	462
	e) Total expenditure (4a to 4d)	723	699	2256	2126	2685
5.	Operating Profit	207	188	695	565	686
6.	Other Income	64	36	210	187	272
7.	Interest	72	58	221	154	231
8.	Gross Profit after interest but before Depreciation, Extraordinary items and Tax (5+6-7)	199	166	684	598	727
9.	Depreciation	70	51	210	153	205
10.	Profit before tax and extraordinary items (8-9)	129	115	474	445	522
11.	Extraordinary Items					
	Profit on sale of long term investments	0	0	88	8	8
12.	Profit before Tax (10+11)	129	115	562	453	530
13.	Provision for Taxation	0	13	65	131	140
14.	Provision for Deferred Tax	21	0	57	0	0
15.	Profit after tax (12-13-14)	108	102	440	322	390
16.	Paid-up Equity Share Capital (Face Value: Rupees Ten per share)	197.91	197.91	197.91	197.91	197.91
17.	Reserves including Statutory Reserves					3670
18.	Earnings per Share (not annualised) (before extraordinary items) (In Rupees)	5.45	5.13	17.79	15.87	19.30
19.	Earnings per Share (not annualised) (after extraordinary items) (In Rupees)	5.45	5.13	22.23	16.27	19.66
20.	Aggregate of non-promotor shareholding					
	No of shares	133490022	140162080	133490022	140162080	134477669
	% of shareholding	67.45	70.83	67.45	70.83	67.95

1. The above results were reviewed by the Audit Committee and taken on record by the Board of Directors at their meeting held on 24th January, 2002.
2. The nine months results do not reflect the adjustments required to be made in accordance with the provisions of the Electricity (Supply) Act, 1948 for which adjustments will be made for the year as a whole. Accordingly the nine months results are not representative of the results for the whole year.
3. Previous years figures have been regrouped wherever necessary.
4. Deferred tax liability for the quarter and nine months ended December, 2001 has been provided based on the estimates and any excess / short provision shall be suitably adjusted in the following quarter. Estimated Deferred tax provision relating to previous years amount to Rs.447 crores and after deduction of Rs. 290 crores already lying in Deferred Tax Reserve, the balance of Rs. 157 crores will be adjusted against the reserves.
5. In respect of the Standby Charges billed by Maharashtra State Electricity Board (MSEB) and recoverable from BSES Ltd. (BSES), in terms of Maharashtra Electricity Regulatory Commissions' (MERC) Order dated 7th December, 2001, BSES is required to make payment for the year 1999-2000 of Rs. 119.06 crores against the amount booked as receivable in that year of Rs. 181.50 crores. The Company has appealed against the Order and pending disposal of the appeal, no adjustment has been made for the shortfall of Rs. 62.44 crores for 1999-2000. Similarly no adjustments have been made for the shortfall (amount not ascertained) against the amounts booked as receivable of Rs. 192.50 crores for 2000-01 and Rs. 148.50 crores for the nine months ended 31st December, 2001.

Date: 24th January, 2002.

For and on behalf of the Board of
THE TATA POWER COMPANY LIMITED.

TATA

RATAN N. TATA
Chairman

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

Segmentwise Revenue, Results and Capital Employed under Clause 41 of the Listing Agreement

(Rs. Crores)

Particulars	Quarter ended 31-Dec-01	Nine months ended 31-Dec-01
Segment Revenue		
Power business	919	2,934
Others	11	17
Total Segment Revenue	930	2,951
Less: Inter segment revenue	-	-
Net Sales/Income from Operations	**930**	**2,951**
Segment Results		
Power business	237	620
Others	(2)	(2)
Total Segment Results	235	618
Less: Interest Expense	72	221
	163	397
Add/(Less) : Unallocable Income net of unallocable expense	(34)	165
Total Profit Before Tax	**129**	**562**
Capital Employed		
Power business	3,867	3,867
Others	113	113
Total Capital Employed	**3,980**	**3,980**

TATA